UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

FORM 40-F

[ x ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[           ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________	Commission File Number _____________

________________________________

AUGUSTA RESOURCE CORPORATION
(Exact name of registrant as specified in its charter)

Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Suite 400, 837 West Hastings Street
Vancouver, BC
Canada V6C 3N6
(Address and telephone number of registrant’s principal executive offices)

________________________________

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth	Dorsey & Whitney LLP
(303) 629-3400	Republic Plaza Building, Suite 4700
(Name, address (including zip code) and telephone number (including	.370 Seventeenth
area code) of agent for service in the United States)	(303) 629-3445

________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [           ] Yes [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [           ] Yes [ x ] No

FORWARD LOOKING STATEMENTS

     The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Augusta Resource Corporation (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Registration Statement.

     The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

     The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

     In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

     Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 1 through Exhibit 60, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 3, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2005, 2004 and 2003, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Principles as required by Item 18 of Form 20-F, and Exhibit 4, the Company’s management’s discussion and analysis for the years ended December 31, 2005, 2004 and 2003, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 57 through Exhibit 60, inclusive, as set forth in the Exhibit Index attached hereto.

     The Company has no Off Balance Sheet Arrangements.

     The current obligations of the Company are expected to be funded through existing cash and additional equity financing.

     The following table lists as of December 31, 2005 information with respect to the company’s known contractual obligations.

	Payments due by period
		Less than	1- 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Long-Term Debt Obligations (1)	$5,629,162	$4,136,895	$1,492,267	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (2)	145,526	62,041	83,485	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected	2,200,000	-	-	2,200,000	-
on the Company's Balance Sheet under
Canadian GAAP
Total	$7,974,688	$4,198,936	$1,575,752	$2,200,000	$-

(1)
Represents amounts owed to various unrelated parties totaling $32,488. These amounts do not bear interest. Represents $2,596,674 in notes payable to Diamond Hill Investments Ltd. for the purchase of DHI Minerals Ltd. and the Mt. Hamilton property.

(2)
Represents Vancouver office rent of $2,500 per month, under a verbal agreement. The lease agreement this verbal agreement is based upon expires in February 2006. Represents Glendale office rent of $4,683 per month, under a 36 month lease agreement expiring on May 31, 2008.

(3)	$2,200,000 in deferred tax liability on the acquisition of the Mt. Hamilton property through DHI Minerals Ltd.

UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40 F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F X.

     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AUGUSTA RESOURCE CORPORATION

/s/ Gil Clausen
Gil Clausen
President, Chief Executive Officer

Date: July 13, 2006

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

Annual Information

1	Annual Information Form of the Registrant for the year ended December 31, 2005

2	Annual Information Form of the Registrant for the year ended December 31, 2004

3	Audited annual financial statements of the Registrant and notes thereto for the years ended December 31, 2005, 2004 and 2003 together with the report of the auditors thereon and US GAAP reconciliation

4	Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004

Quarterly Information

5	First Quarter Report, including unaudited interim financial statements, of the Registrant for the three months ended March 31, 2006 (Restated)

6	Management Discussion and Analysis for the three months ended March 31, 2006 (Restated)

7	Third Quarter Report, including unaudited interim financial statements, of the Registrant for the nine months ended September 30, 2005 (Restated)

8	Management Discussion and Analysis for the nine months ended September 30, 2005 (Restated)

9	Second Quarter Report, including unaudited interim financial statements, of the Registrant for the six months ended June 30, 2005 (Restated)

10	Management Discussion and Analysis for the six months ended June 30, 2005 (Restated)

11	First Quarter Report, including unaudited interim financial statements, of the Registrant for the three months ended March 31, 2005

12	Management Discussion and Analysis for the three months ended March 31, 2005

Exhibit	Description

Shareholder Meeting Materials

13	Management Information Circular of the Registrant dated April 17, 2006 issued in connection with the May 18, 2006 Annual Meeting of Shareholders

14	Form of Proxy for use in connection with the May 18, 2006 Annual Meeting of Shareholders

Technical Reports and Qualifying Certificates

15	Preliminary Assessment and Economic Evaluation (“PAEE”) dated June 13, 2006

16	Mineral Resource Estimate – Revised Technical Report on the Rosemont Deposit dated April 21, 2006

Material Change Reports and Press Releases

17	News Release dated June 30, 2006

18	Material Change Report dated June 26, 2006

19	Material Change Report dated June 14, 2006

20	Material Change Report dated June 5, 2006

21	Material Change Report dated June 2, 2006

22	Material Change Report dated May 18, 2006

23	Material Change Report dated May 5, 2006

24	Material Change Report dated April 27, 2006

25	Material Change Report dated April 11, 2006

26	Material Change Report dated April 7, 2006

27	Material Change Report dated March 17, 2006

28	Material Change Report dated March 6, 2006

29	Material Change Report dated February 16, 2006

30	Material Change Report dated January 26, 2006

31	Material Change Report dated January 16, 2006

32	Material Change Report dated December 8, 2005

33	Material Change Report dated November 22, 2005

34	Material Change Report dated November 11, 2005

35	Material Change Report dated October 13, 2005

36	Material Change Report dated September 29, 2005

37	Material Change Report dated September 20, 2005

38	News Release dated September 9, 2005

Exhibit	Description

39	News Release dated August 25, 2005

40	Material Change Report dated August 25, 2005

41	Material Change Report dated July 12, 2005

42	Material Change Report dated July 5, 2005

43	News Release dated June 23, 2005

44	Material Change Report dated June 14, 2005

45	News Release dated June 9, 2005

46	Material Change Report dated June 8, 2005

47	Material Change Report dated May 13, 2005

48	Material Change Report dated April 22, 2005

49	Material Change Report dated March 29, 2005

50	Material Change Report dated March 4, 2005

51	News Release dated March 4, 2005

52	News Release dated March 1, 2005

53	News Release dated February 17, 2005

54	News Release dated February 11, 2005

55	News Release dated February 8, 2005

56	Material Change Report dated January 27, 2005

Consents

57	Consent of Expert in connection with the PAEE Report

58	Consent of Expert in connection with the Rosemont Property Report

59	Auditor’s Consent (Ernst & Young LLP)

60	Auditor’s Consent (Deloitte & Touche LLP)